                                                                    EXHIBIT 99.1
FOR MORE INFORMATION CONTACT

Mike Tate
VP of Finance
(408) 367-1400 x244

Galileo Website Location: http://www.galileoT.com

FOR IMMEDIATE RELEASE
---------------------


                        GALILEO TECHNOLOGY LTD. REPORTS
                          FIRST QUARTER 2000 RESULTS


         San Jose, CA -- April 18, 2000 -- Galileo Technology Ltd. (Nasdaq:
GALT) today reported net sales for the first quarter of 2000 increased 33% to $20.2 million, compared to $15.2 million for the first quarter of 1999. The net sales for the first quarter of 2000 were within the range of $19.5 million and $21.0 million that the Company projected in its February 29, 2000 press release.

         Pro forma earnings per share for the first quarter of 2000 was $0.10, before one-time charges totaling $2.5 million pre-tax to increase the Company's inventory reserves and write off investments and intellectual property for discontinued projects. Including these charges, net income was $2.1 million, or $0.05 per share, compared to net income of $5.0 million, or $0.11 per share, for the corresponding quarter last year. All per share amounts are diluted earnings per share. Diluted shares used in computing earnings per share for the first quarter of 2000 were 45.2 million, compared to 44.1 million shares for the first quarter of 1999.

         Net sales for the first quarter 2000 decreased 17% from the fourth quarter 1999 net sales of $24.3 million. First quarter 2000 net income decreased 74% compared to the fourth quarter 1999 net income of $8.0 million.

     "As we stated in our February 29, 2000 release, Q1 revenue was impacted by strong inventory positions by many of our customers entering the quarter and the lack of availability of Copper Phys for the Gigabit market," said Avigdor Willenz, Galileo's Chairman and CEO. "However, these issues that created challenges for Q1 are largely behind us and we enter Q2 with renewed momentum and optimism. Demand has increased across all our product lines demonstrating the strength of our markets and broad acceptance of Galileo's products."

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About Galileo Technology Ltd.

         Galileo Technology, a market leader in Communication Systems on Silicon(TM), is one of the semiconductor industry's fastest growing suppliers of complex, high-performance, integrated circuit devices. Galileo's products include advanced communication switch controllers, high-performance system controllers for RISC processors and WAN communication controllers. Galileo's products form the heart of many advanced data communications systems built by leading OEMs, such as 3Com, Accton, Alcatel, Cabletron Systems, Cisco Systems, Ericsson, Hewlett Packard, Intel, Lucent Technologies, and Nortel Networks.

         Galileo employs more than 275 people worldwide with business headquarters in San Jose, California and R&D headquarters in Moshav Manof, Israel.

                                      ###

         Any forward-looking statements contained in this document reflect management's current intentions and expectations. Actual future results could vary materially depending on certain risks and uncertainties, including dependence on new product development, customer acceptance and competition and other risk factors listed in the company's most recent report on form 20-F on file with the SEC.

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                            GALILEO TECHNOLOGY LTD

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             (U.S. dollars, in thousands, except per share data)

                                                                         Three Months Ended
                                                                    March 31,              March 31,
                                                                      2000                   1999
                                                                  --------------        ---------------
Net sales                                                             $   20,152          $     15,152

Cost of sales                                                              9,246                 5,447
                                                                   -------------         -------------

Gross profit                                                              10,906                 9,705

Operating expenses:
     Research and development                                              6,002                 3,285
     Selling, marketing and administrative                                 3,768                 2,411
                                                                   -------------         -------------
              Total operating expenses                                     9,770                 5,696
                                                                   -------------         -------------

Operating income                                                           1,136                 4,009

Other income, net                                                          1,034                 1,216
                                                                   -------------         -------------

Income before provision for income taxes                                   2,170                 5,225

Provision for income taxes                                                   108                   260
                                                                   -------------         -------------

Net income                                                            $    2,062          $      4,965
                                                                   =============         =============

Earnings per share:
     Basic                                                            $     0.05          $       0.12
                                                                   =============         =============

     Diluted                                                          $     0.05          $       0.11
                                                                   =============         =============

Shares used in computing earnings per share:
     Basic                                                                42,233                40,964
                                                                   =============         =============

     Diluted                                                              45,237                44,086
                                                                   =============         =============

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                            GALILEO TECHNOLOGY LTD.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                         (U.S. dollars, in thousands)


                                                                      March 31,           December 31,
                                                                        1999                  1999
                                                                  ------------------    ----------------
ASSETS

Current assets:

          Cash, cash equivalents and short-term investments             $   107,393            $   105,653
          Accounts receivable                                                12,052                 12,523
          Inventories                                                         7,381                  8,094
          Prepaid expenses and other                                          2,448                  3,049
                                                                      -------------         --------------

                      Total current assets                                  129,274                129,319

Other assets                                                                  4,918                  2,031
Property and equipment, net                                                  10,120                  9,388

                                                                      -------------         --------------
                      Total                                             $   144,312            $   140,738
                                                                      =============         ==============

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:

          Accounts payable                                               $    5,912             $    6,495
          Accrued and other liabilities                                       8,796                  8,969
          Deferred income                                                     2,506                  1,817
                                                                      -------------         --------------

                      Total current liabilities                              17,214                 17,281

Accrued severance pay                                                           691                    500
Other liabilities                                                             1,674                  1,652

Total shareholders' equity                                                  124,733                121,305
                                                                      -------------         --------------

                      Total                                             $   144,312            $   140,738
                                                                      =============         ==============

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